UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62576 / July 27, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13917

In the Matter of	**ORDER MAKING FINDINGS AND**
	REVOKING REGISTRATION OF
Life Resources, Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Lifestar Corp.,	**OF THE SECURITIES**
Lifeworks Holdings, Inc.,	**EXCHANGE ACT OF 1934 AS TO**
Listo, Inc.,	**LYSANDER MINERALS CORP. (f/k/a**
Log Point Technologies, Inc.,	**LYSANDER GOLD CORP.)**
LRNN Corp., and	
Lysander Minerals Corp.	
(f/k/a Lysander Gold Corp.),	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Lysander Minerals Corp. (f/k/a Lysander Gold Corp.) ("Lysander Minerals" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 1, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Lysander Minerals Corp. (f/k/a Lysander Gold Corp.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Lysander Minerals (CIK No. 1023527) is a British Columbia corporation located in Vancouver, British Columbia, Canada. At all times relevant to this proceeding, the securities of Lysander Minerals have been registered under Exchange Act Section 12(g).

      2.   Lysander Minerals has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 1997.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

              Elizabeth M. Murphy
              Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Lysander Minerals Corp. (f/k/a Lysander Gold Corp.) ("Order") on the Respondent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable James T. Kelly
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Lysander Minerals Corp. (f/k/a Lysander Gold Corp.)
2120 – 1066 West Hastings St.
Vancouver, BC V6E 3X1
Canada

John L. Mericle, Esq.
Harris, Mericle & Wakayama, PLLC
999 Third Ave., Suite 3210
Seattle, WA 98104
(Counsel for Lysander Minerals Corp. (f/k/a Lysander Gold Corp.))